                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                         DREYER'S GRAND ICE CREAM, INC.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    26187810
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               PATRICK E. BENNETT
                               SAN TOMO PARTNERS
                              11292 N. ALPINE ROAD
                              STOCKTON, CA   95212
                                 (209) 948-0792
-------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 5, 1996
-------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

         Check the following box if a fee is being paid with the statement // . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         Exhibit Index located at Page 23.

                         (Continued on following pages)
                              (Page 1 of 26 Pages)

  CUSIP NO.         26187810             13D     Page 2 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   San Tomo Partners
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                       [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    116,000
          NUMBER             --------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY          --------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  116,000
          PERSON             --------------------------------------------------
           WITH               10      SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      116,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                   [ ]
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.87%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      PN
-------------------------------------------------------------------------------

  CUSIP NO.         26187810             13D     Page 3 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Cortopassi Family Trust
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   PF, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    250,200
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  250,200
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      250,200
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          / /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      1.88%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      OO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810            13D     Page 4 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Stanislaus Food Products Co.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    111,500
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  111,500
          PERSON               ------------------------------------------------
            WITH               10      SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     111,500
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          / /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     0.84%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                     CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810            13D     Page 5 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Sierra Quality Canners, Inc.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    150,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  150,000
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      1.12%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810             13D     Page 6 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   LICO Brands, Inc.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    25,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  25,000
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      25,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.19%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810             13D     Page 7 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Trecento Investors, Inc.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    45,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  45,000
          PERSON               ------------------------------------------------
           WITH               10      SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      45,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          / /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.34%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810             13D     Page 8 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   DACCO, Inc.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    40,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  40,000
          PERSON               ------------------------------------------------
           WITH                10      SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      40,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.30%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810             13D     Page 9 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Capecchio Foundation
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    25,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  25,000
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      25,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.19%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810             13D     Page 10 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Alpinello Investors, Inc.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    12,200
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  12,200
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      12,200
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.09%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      CO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810            13D     Page 11 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   VICOR, LLC (f/k/a CORVI, LLC)
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    20,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  20,000
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      20,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.15%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      OO
-------------------------------------------------------------------------------

  CUSIP NO.         26187810            13D     Page 12 of 26 Pages

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Wright Tract Partners, LP
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                   WC, OO
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) /   /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   California
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                                    5,000
          NUMBER               ------------------------------------------------
            OF                 8      SHARED VOTING POWER
          SHARES                                    -0-
       BENEFICIALLY            ------------------------------------------------
         OWNED BY              9      SOLE DISPOSITIVE POWER
         REPORTING                                  5,000
          PERSON               ------------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                    -0-
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      5,000
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          /  /
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.04%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
                      PN
-------------------------------------------------------------------------------

Item 1:  Security and Issuer.

         Class of Securities:     Common Stock

         Issuer:                  Dreyer's Grand Ice Cream, Inc. ("Issuer")

         Principal Address:       5929 College Avenue
                                  Oakland, CA   94618
                                  Telephone:  (510) 652-8187

Item 2:  Identity and Background.

         (a)     Reporting Persons:

                 i.       Cortopassi Family Trust ("CFT");
                 ii.      Stanislaus Food Products Co. ("SFP");
                 iii.     San Tomo Partners ("STP");
                 iv.      Sierra Quality Canners, Inc. ("SQC");
                 v.       LICO Brands, Inc. ("LBI");
                 vi.      Trecento Investors, Inc. ("TII");
                 vii.     DACCO, Inc. ("DI");
                 viii.    Capecchio Foundation ("CF");
                 ix.      Alpinello Investors, Inc. ("AII");
                 x.       VICOR, LLC (f/k/a CORVI, LLC) ("VL").
                 xi.      Wright Tract Partners, LP ("WTP").

         (b)     Principal Business Address:

                 11292 North Alpine Road
                 Stockton, CA  95212

         (c)     Principal Occupation/Principal Business:

                 CFT:             Investments
                 SFP:             Food processing
                 STP:             Investments
                 SQC:             Investments
                 LBI:             Investments
                 TII:             Investments
                 DI:              Investments
                 CF:              Charity
                 AII:             Investments
                 VL:              Investments
                 WTP:             Investments

         (d)     None.

         (e)     None.





                              Page 13 of 26 Pages

         (f)     Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $6,752,385.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, CFT beneficially owned a total of 250,200 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, CFT acquired 50,200 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares       Total Cost*
                 ----------------          ----------------      ----------
                     08/05/96                    3,300            $ 93,294
                     08/06/96                    6,700             188,991
                     08/07/96                    2,100              58,843
                     08/08/96                      100               2,840
                     09/11/96                   10,000             274,442
                     09/25/96                    5,000             136,568
                     10/21/96                   23,000             578,972

         The shares of Common Stock of Issuer reported as beneficially owned by SFP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. SFP has paid a total of $3,389,958.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, SFP beneficially owned a total of 111,500 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, SFP acquired 31,500 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares       Total Cost*
                 ----------------          ----------------       ----------
                     01/11/96                    4,000            $ 127,474
                     01/12/96                    2,000               64,086
                     01/19/96                    3,000               95,531
                     01/23/96                    2,000               64,086
                     01/26/96                      600               19,322
                     01/29/96                    6,400              201,631
                     01/30/96                    2,000               62,077
                     10/29/96                    1,500               38,696
                     11/01/96                    8,000              205,529
                     11/05/96                    2,000               51,526

         The shares of Common Stock of Issuer reported as beneficially owned by STP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. STP has





__________________________________

* Includes broker's commissions and fees.

                              Page 14 of 26 Pages
paid a total of $3,461,012.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, STP beneficially owned a total of 116,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, STP acquired 41,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares       Total Cost*
                 ----------------          ---------------        ----------
                     01/30/96                    8,000             $ 252,741
                     01/31/96                    2,000                64,086
                     02/01/96                    3,500                112,004
                     02/02/96                    1,500                 48,113
                     02/05/96                    7,000                222,932
                     02/06/96                    3,000                 96,031
                     10/10/96                    8,000                207,542
                     10/16/96                    6,000                151,186
                     10/23/96                    1,000                 25,343
                     10/28/96                    1,000                 25,343


         The shares of Common Stock of Issuer reported as beneficially owned by SQC in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SQC has paid a total of $4,678,125.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, SQC beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, SQC acquired 72,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares          Total Cost*
                 ----------------          ---------------           ----------
                     01/08/96                    2,000                $ 67,500
                     02/06/96                   10,000                 315,000
                     02/08/96                    5,000                 151,250
                     02/09/96                    5,000                 151,250
                     10/15/96                   15,000                 375,000
                     10/29/96                   25,000                 637,500
                     10/31/96                    5,000                 127,500
                     11/01/96                    5,000                 127,500


         The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. LBI has paid a total of $809,756.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, LBI beneficially owned a total of 25,000 shares of the Common Stock of Issuer.

------------------------------
* Includes broker's commissions and fees.






                              Page 15 of 26 Pages

         The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $1,560,011.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, TII beneficially owned a total of 45,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, TII acquired 20,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares        Total Cost*
                 ----------------          ----------------        ----------
                     12/15/95                   15,000            $  460,528
                     12/18/95                    1,500                45,916
                     02/20/96                    1,600                50,103
                     02/27/96                    1,900                59,460


         The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $1,305,885.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, DI beneficially owned a total of 40,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, DI acquired 9,500 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares        Total Cost*
                 ----------------          ----------------        ----------
                     12/18/95                    2,500             $  77,297
                     12/19/95                    7,000               223,811


         Of the shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5, 5,000 shares were received as a donation by CFT and 20,000 shares have been purchased with working capital. CF and CFT have paid a total of $644,361.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, CF beneficially owned a total of 25,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, CF acquired 5,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares        Total Cost*
                 ----------------          ----------------        ----------
                     02/16/96                    2,000             $  62,580
                     02/20/96                    3,000                93,771





------------------------------
* Includes broker's commissions and fees.






                              Page 16 of 26 Pages

         The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $368,416.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, AII beneficially owned a total of 12,200 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, AII acquired 2,000 shares of the Common Stock of Issuer in the following transaction:

                 Date of Purchase          Number of Shares      Total Cost*
                 ----------------          ----------            ----------
                     02/07/96                    2,000            $  64,086

         During the 60-day period prior to November 5, 1996,
AII disposed of 7,800 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Sale              Number of Shares      Total Proceeds*
                 ------------              ---------             --------------
                   06/28/96                      1,000           $  31,608
                   07/09/96                        300               9,294
                   07/12/96                      1,000               29,703
                   07/16/96                        500               14,802
                   07/17/96                      1,000               27,226
                   07/19/96                      1,000               27,134
                   09/11/96                        500               13,412
                   09/25/96                        500               12,793
                   10/02/96                        500               13,041
                   10/07/96                        500               12,298
                   10/18/96                        500               12,051
                   10/25/96                        500               12,175


         The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $712,126.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, VL beneficially owned a total of 20,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, VL acquired 6,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares          Total Cost*
                 ----------------          ----------------         ----------
                     02/27/96                    2,000             $  62,580
                     02/29/96                    4,000             $  124,963


------------------------------
* Includes broker's commissions and fees.






                              Page 17 of 26 Pages

         The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. WTP has paid a total of $141,033.00 (including broker's commissions and fees) in separate transactions. As of November 5, 1996, WTP beneficially owned a total of 5,000 shares of the Common Stock of Issuer.

         During the period beginning 60 days prior to Issuer's initial filing on schedule 13D and November 5, 1996, WTP acquired 5,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares        Total Cost*
                 ----------------          ----------------       ----------
                     07/05/96                    2,000           $  65,342
                     10/21/96                    3,000              75,691

Item 4:  Purpose of Transaction.

         Reporting Persons acquired the securities of Issuer for purposes of investment.

         Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

         Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

         However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5:  Interest in Securities of the Issuer.


===============================================================================
                              CFT      SFP       STP       SQC     LBI
                                       ---       ---       ---     ---
------------------------------------------------------------------------------
  Beneficial Ownershi        250,200   111,500   116,000   150,000   25,000
------------------------------------------------------------------------------
  Percentage of Class       1.88%     0.84%      0.87%     1.12%     0.19%
-----------------------------------------------------------------------------
  Sole Voting Power         250,200   111,500   116,000  150,000    25,000
----------------------------------------------------------------------------
  Shared Voting Power        0         0          0        0         0
-----------------------------------------------------------------------------
  Sole Dispositive Power   250,200   111,500   116,000  150,000    25,000
-----------------------------------------------------------------------------
  Shared Dispositive Power    0       0          0       0          0
============================================================================

------------------------------
* Includes broker's commissions and fees.






                              Page 18 of 26 Pages

===============================================================================
                           TII      DI      CF           AII        VL       WTP
                           ---      --      --           ---        ---     ---
---------------------------------------------------------------------------------
  Beneficial Ownership    45,000   40,000  25,000     12,200        20,000    5,000
-----------------------------------------------------------------------------------
  Percentage of Class     0.34%    0.30%   0.19%     0.09%         0.15%     0.04%
------------------------------------------------------------------------------------
  Sole Voting Power      45,000    40,000   25,000   12,200        20,000    5,000
------------------------------------------------------------------------------------
  Shared Voting Power       0          0        0       0            0          0
-----------------------------------------------------------------------------------
  Sole Dispositive Power  45,000    40,000   25,000  12,200        20,000    5,000
-----------------------------------------------------------------------------------
  Shared Dispositive Power   0         0         0        0             0       0
===================================================================================

(c)      See Item 3 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7:  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.





                              Page 19 of 26 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 12, 1996


CORTOPASSI FAMILY TRUST



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         Trustee


STANISLAUS FOOD PRODUCTS CO.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         Chief Executive Officer


SAN TOMO PARTNERS

By:  Cortopassi Farms, Inc.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


SIERRA QUALITY CANNERS, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President





                              Page 20 of 26 Pages

LICO BRANDS, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


TRECENTO INVESTORS, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


DACCO, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


CAPECCHIO FOUNDATION



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


ALPINELLO INVESTORS, INC.



By:      /s/ Donald G. Lenz
   -------------------------------------
         Donald G. Lenz
         President





                              Page 21 of 26 Pages

VICOR, LLC



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President





                              Page 22 of 26 Pages

                                 EXHIBIT INDEX


Exhibit                                                     Sequential Page
-------                                                     ---------------
Exhibit A - Joint Filing Statement                                 24





                              Page 23 of 26 Pages

                                   EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: November 12, 1996


CORTOPASSI FAMILY TRUST



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         Trustee


STANISLAUS FOOD PRODUCTS CO.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         Chief Executive Officer


SAN TOMO PARTNERS

By:  Cortopassi Farms, Inc.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


SIERRA QUALITY CANNERS, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President





                                  Page 24 of 26 Pages

LICO BRANDS, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


TRECENTO INVESTORS, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


DACCO, INC.



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


CAPECCHIO FOUNDATION



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President


ALPINELLO INVESTORS, INC.



By:      /s / Donald G. Lenz
   -------------------------------------
         Donald G. Lenz
         President





                              Page 25 of 26 Pages

VICOR, LLC



By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         Managing Member


WRIGHT TRACT PARTNERS,LP

By:  DACCO, INC.,
     its General Partner


By:      /s/ Dean A. Cortopassi
   -------------------------------------
         Dean A. Cortopassi
         President





                              Page 26 of 26 Pages